January 22, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:           Pretium Resources Inc. – Form 40-F for the Year Ended December 31, 2012
  File No. 001-35393

Dear Ms. Jenkins:

We hereby acknowledge receipt of the comment letter dated December 20, 2013 (the "Comment Letter") addressed to Pretium Resources Inc. (“the Company”) from the staff (the "Staff”') of the Securities and Exchange Commission concerning the above captioned Form 40-F (the "Form 40-F").

We submit this letter in response to the Comment Letter and for ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by management’s responses.

Form 40-F for Fiscal Year Ended December 31, 2012

Notes to the Consolidated Financial Statements, page B-5
Note 3 – Significant Accounting Policies, page B-5
Exploration and evaluation expenditures, page B-6

1.
Please tell us, and confirm that in future filings you will disclose, how you account for capitalized costs upon, and subsequent to, demonstrating technical feasibility and commercial viability.  In this regard, disclose how you determine technical feasibility and commercial viability are demonstrated, and how that relates to the establishment of proven and/or probable reserves.  Refer to paragraphs 5(b) and 17 of IFRS 6 for further guidance.  Please ensure to provide us with a draft of proposed disclosures to be included in future filings.

Response:  The Company’s determination of technical feasibility and commercial viability of a project is based on a combination of factors, such as:

-	The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 have been identified through a feasibility study or similar document;
-	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
-	The status of environmental permits, and
-	The status of mining leases or permits

Pretium Resources Inc.
January 22, 2014

Although feasibility studies may demonstrate proven and probable mineral reserves, they are not in themselves sufficient to demonstrate both the technical feasibility and the commercial viability of a project from the Company's perspective.

The assessment of the feasibility study includes, among other things, the review of the technical aspects of the project including related risks and the use of techniques and approaches to mining and processing with which the Company may, or may not, have technical expertise. In some cases, these other factors may indicate that additional evaluation is required before the Company can continue with development. For example, even if a feasibility study suggests that a project contains mineral reserves and mineral resources based on assumptions at a given point in time or within a range of possible outcomes, a thorough review of such assumptions and the mining methods and other technical factors may still be required, as well as additional exploration and evaluation to further delineate grade or tonnage before such project can be considered technically feasible and commercially viable for reclassification from exploration and evaluation assets.

Accordingly, a project may be subject to further exploration and evaluation activities, despite a favorable feasibility study, before the Company elects to proceed with development, at which time the project can be reclassified from exploration and evaluation assets. For example, in the case of the Brucejack Project, we conducted a bulk sample test of 10,000 tonnes of ore in the fourth quarter of 2013 as part of those continued evaluation activities.

Although we have not yet finalized our financial statement disclosures for the year ended December 31, 2013, we propose to include the following disclosure in our accounting policy for exploration and evaluation expenditures in future filings:

“Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, expenditures are reclassified to development assets within property, plant and equipment and are carried at cost until the properties to which the expenditures relate are sold, abandoned or determined by management to be impaired in value.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as:
-	The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 have been identified through a feasibility study or similar document;
-	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
-	The status of environmental permits, and
-	The status of mining leases or permits.

Exploration and evaluation assets are tested for impairment immediately prior to reclassification to development assets.”

Pretium Resources Inc.
January 22, 2014

Note 4 – Critical Accounting Estimates and Judgments, page B-9
Impairment, page B-9

2.
We note your disclosure that you assessed impairment indicators on your mineral interests and concluded that no impairment indicators existed at December 31, 2012.  Considering (a) your disclosures on page A-5 that you are not actively developing the Snowfield Project at this time, and you consider it to be non-material to your business for the purposes of NI 43-101, and (b) your disclosure on page C-5 that you believe Snowfield represents a longer term opportunity and you do not have to expend further funds on the project until 2023 and you are focusing your corporate resources on advancing the high-grade opportunity at Brucejack Project, tell us how you concluded that no impairment indicators existed and how your conclusion is consistent with paragraph 20(b) of IFRS 6.

Response: Our intention in the mineral property disclosures on page A-5 was to highlight the fact that the Brucejack Project has been the primary focus of our activities since the Company was formed.  When we say that we are not actively developing the Snowfield Project at this time, our intent was to indicate that no on-site exploration, development or construction activities are currently taking place.  There is, however, ongoing evaluation and permitting activities by Seabridge Gold Inc. (“Seabridge”) on its 100% owned Kerr-Sulphurets-Mitchell Project (the “KSM Project”), which borders the Snowfield Project to the west and north.  The Snowfield Project is a part of the same ore body as the Mitchell deposit of the KSM Project.  We entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provided for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation.  The internal engineering study was finalized during the first quarter of 2012 and indicated that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital have been considered.

The disclosure on page C-5 is a reference to the fact that there is no legal requirement to expend further resources on the Snowfield Project until 2023 but it is not intended to indicate that we will not be spending time or funds on the Snowfield Project until 2023.  We intend to continue evaluation activities on the Snowfield Project.

We will clarify both of these disclosures in our future filings.

We have considered the requirements of paragraphs 18 and 20(b) of IFRS 6 and after considering all of the facts and circumstances relating to the Snowfield Project we concluded that indicators of impairment were not present for the property and we do not believe that assessing for impairment is necessary.

In accordance with your correspondence to the Company, we confirm:

•	The Company is responsible for the adequacy of the disclosure in the filing;
•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

“Peter De Visser”

Peter De Visser
Chief Financial Officer
Pretium Resources Inc.